EXHIBIT 99.1

EXTRAORDINARY SHAREHOLDERS’ MEETING

CORPBANCA

By order of the Board of Directors, an Extraordinary Shareholders’ Meeting will be held on October 15, 2009, at 10:00 a.m., at the offices of the CorpBanca located at Rosario Norte 660, 24th floor, Las Condes, Santiago, for the purpose of submitting to the shareholders’ consideration those matters of their competence, and specially, the following:

1.	Approval of the reduction in the number of Directors from eleven to nine and in the increase of the number of Alternate Directors from one to two and the related amendment of Article 11 of the Bylaws.

2.	Upon approval of proposal 1, approving the nomination of the nine Directors and two Alternate Directors for a term of three years as of the date of their appointment.

3.	Approval of the issuance of CorpBanca’s own shares, equivalent to 2.5% of the shares issued and paid, or 5,672,732,264 shares, which, in accordance with Article 27C of the Corporation Law and Article 29 of its Rules, will be offered preferentially to those existing shareholders who are record shareholders in CorpBanca’s Shareholders’ Registry as of the fifth business day prior to the offering, on a pro rata basis of such shareholders’ holdings, for a period of 30 calendar days from the date of publication of such offering. In addition, the shareholders will be asked to consider a second preferential period for shareholders and their assignees, with respect to shareholders or their assignees that acquire shares during the first preferred offering period and who express an interest to acquire the remaining shares that were not acquired by shareholders during the first period. The right given in this second preferred offering period would be to acquire on a pro rata basis as of the conclusion of the first preferred offering period, which right to acquire must be exercised within a period of 45 calendar days from the expiration of the first preferred offering period. The above is without prejudice to any alternative procedures that the Extraordinary Shareholder’s Meeting might determine for the second preferred offering. The Board of Directors shall be authorized to determine the price of the shares to be issued in the preferred offering periods approved by the shareholders and the date of commencement of such offerings.

4.	Approval of the modification of the references in the Bylaws to the relevant articles of the General Banking Law and other legislation and the amendment of the Bylaws, in respect of matters relating to voting at shareholders’ meetings, the publication of the annual balance sheets and other financial statements, including in particular the following changes:

(i)	Article 15, with respect to requirements for approving related party transactions, approving modifications to conform to Article 50bis of the Securities Market Law 18,046;
(ii)	Article 12, with respect to compensation for the members of the Board of Directors, approving a proposal to continue to permit these members to be paid or not paid;
(iii)	Article 20(j), proposing the elimination of the requirement to memorialize at each meeting of the Board of Directors each of the acquisitions or dispositions of assets of the Bank that are carried out;
(iv)	Articles 25 and 27, with respect to matters to be raised before Extraordinary Shareholders’ Meetings and the relevant quorum for such matters, approving modifications to conform to changes in existing laws;
(v)	Title VIII, with respect to dissolution and liquidation, approving modifications to conform to current General Banking Law; and
(vi)	Article 1(Temporary), approving modifications to maintain that all shares must be issued and paid for.

5.	Agree to the final, amended and restated Bylaws, including modifications agreed to by the Board of Directors.

To adopt the necessary resolutions to put into effect the proposed amendments and the resolutions that shareholders approve at the Extraordinary Shareholders’ Meeting, modifying, amending and deleting articles of the Bylaws and, in general, adopting all the necessary changes and agreements to implement the approved modifications and, finally, to adopt all of the agreements for the purpose of legalizing the changes to the Bylaws.

Chairman of the Board

PARTICIPANTS

Only the holders of CorpBanca shares who are record shareholders in the Bank’s Shareholders’ Registry as of the fifth business day prior to the scheduled date of the Extraordinary Shareholder’s Meeting will be allowed to attend the meeting, or those inscribed at the end of the day on October 8, 2009.

ACCREDITATION OF PROXIES

The accreditation of proxies will take place on the date of the Extraordinary Shareholder’s Meeting between 9:00 and 10:00 a.m.

Chief Executive Officer